FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

August 31, 2007

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

August 31, 2007

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to report that one of its 100% owned properties, the 2,560 acre McFauld's Lake Property, lies in the immediate vicinity of the recently reported Noront Resources Ltd. discovery in Northern Ontario.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END